SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO.2)*

                              GMH Communities Trust
                    -----------------------------------------
                                (Name of Issuer)

        Common Shares of Beneficial Interest, par value $0.001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                   36188G 10 2
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
                    -----------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                 October 4, 2005
                    -----------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                         (Continued on following pages)

                              (Page 1 of 9 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  2 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO REALTY TRUST     22-1657560
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               MARYLAND
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              0
   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 13,804,586(1)
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  0
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                              13,804,586(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,804,586(1)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               26.15%(2)(3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (REAL ESTATE INVESTMENT TRUST)
--------------------------------------------------------------------------------

(1) Consists of 5,762,695 Common Shares that may be acquired pursuant to a Warrant, 7,337,857 units of limited partnership interest in GMH Communities, LP that may be redeemed for an equivalent number of Common Shares, 4,034 restricted Common Shares acquired by grant in connection with Mr. Fascitelli's service on the Board of Trustees of GMH Communities Trust (the "Issuer"), which grants were approved by the Compensation Committee of the Issuer's Board of Trustees, and 700,000 Common Shares acquired on October 4, 2005. Of the 7,337,857 units of limited partnership interest held, 6,666,667 are held by Vornado Realty L.P. and 671,190 are held by Vornado CCA Gainesville, L.L.C. The 700,000 Common Shares are held by Vornado Investments L.L.C.
(2) Assuming issuance of 5,762,695 Common Shares upon exercise of the Warrant and 7,337,857 Common Shares that may be issued upon redemption of an equivalent number of units of limited partnership interest in GMH Communities, LP.
(3) Based upon 34,695,217 Common Shares outstanding on October 4, 2005 as stated in the Issuer's prospectus supplement dated September 28, 2005.

                               Page 2 of 9 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  3 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO REALTY L.P.      13-3925979
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY                 13,804,586(1)
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  0
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER
                              13,804,586(1)
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               13,804,586(1)
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                   [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               26.15%(2)(3)
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               PN
--------------------------------------------------------------------------------

(1) Consists of 5,762,695 Common Shares that may be acquired pursuant to a Warrant, 7,337,857 units of limited partnership interest in GMH Communities, LP that may be redeemed for an equivalent number of Common Shares and 4,034 restricted Common Shares acquired by grant in connection with Mr. Fascitelli's service on the Issuer's Board of Trustees, which grants were approved by the Compensation Committee of the Issuer's Board of Trustees, and 700,000 Common Shares acquired on October 4, 2005. Of the 7,337,857 units of limited partnership interest held, 6,666,667 are held by Vornado Realty L.P. and 671,190 are held by Vornado CCA Gainesville, L.L.C. The 700,000 Common Shares are held by Vornado Investments L.L.C.
(2) Assuming issuance of 5,762,695 Common Shares upon exercise of the Warrant and 7,337,857 Common Shares that may be issued upon redemption of an equivalent number of units of limited partnership interest in GMH Communities, LP.
(3) Based upon 39,695,217 Common Shares outstanding on October 4, 2005 as stated in the Issuer's prospectus supplement dated September 28, 2005.

                               Page 3 of 9 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  4 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO CCA GAINESVILLE, L.L.C.    22-3702578
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              671,190
   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  671,190
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               671,190
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                (1) [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.66%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

(1) As further described under Item 3 of this Schedule 13D, Vornado CCA Gainesville, L.L.C. currently holds 671,190 units of limited partnership interest in GMH Communities, LP which are redeemable commencing November 2, 2005, at the option of Vornado CCA Gainesville, L.L.C., for Common Shares at the rate of one Common Share for each Unit redeemed or, at the option of the Issuer, cash equal to the fair market value of one Common Share. Such Common Shares became beneficially owned as of September 3, 2005.

                               Page 4 of 9 Pages

---------------------------------               --------------------------------
CUSIP NO. 36188G 10 2                  13D           PAGE  5 OF 9 PAGES
---------------------------------               --------------------------------
--------------------------------------------------------------------------------
   1    NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               VORNADO INVESTMENTS L.L.C.    22-3509199
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]
        (SEE INSTRUCTIONS)                                              (b) [X]
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               WC
--------------------------------------------------------------------------------
   5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) OR 2(e)                                      [_]
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
               DELAWARE
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                              700,000
   NUMBER OF        ------------------------------------------------------------
    SHARES          8    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY         ------------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER
   REPORTING                  700,000
    PERSON          ------------------------------------------------------------
     WITH           10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               700,000
--------------------------------------------------------------------------------
  12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)                                (1) [X]
--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               1.76%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

(1) On October 4, 2004, Vornado Investments L.L.C. acquired 700,000 Common Shares in a public offering at a purchase price per share of $14.25. Vornado Investments acquired the Common Shares with working capital.

                               Page 5 of 9 Pages

Vornado Realty Trust, Vornado Realty L.P., and Vornado CCA Gainesville, L.L.C. do each hereby amend their Statement on Schedule 13D filed with respect to the common shares of beneficial interest, par value $0.001 per share (the "Shares"), of GMH Communities Trust, a real estate investment trust formed under the laws of the State of Maryland (the "Issuer"). This Amendment No. 2 to Schedule 13D of the above-named reporting persons ("Amendment No. 2") amends the Statement on
Schedule 13D of the reporting persons filed on November 10, 2004 (the "Initial
Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D of the above-named reporting persons filed on August 19, 2005 ("Amendment No. 1"), only with respect to those items listed below.

ITEM 2.  IDENTITY AND BACKGROUND.

         Appendix A to the Schedule 13D is amended and restated in its entirety as attached hereto.

         (a)-(c) and (f). This statement is being filed by Vornado Realty Trust, a Maryland real estate investment trust ("Vornado"), Vornado Realty L.P., a Delaware limited partnership ("VRLP"), Vornado CCA Gainesville, L.L.C., a Delaware limited liability company ("CCA"), and Vornado Investments L.L.C. a Delaware limited liability company ("Vornado Investments", and together with Vornado, VRLP, and CCA, the "Reporting Persons"). The Reporting Persons entered into a joint filing agreement dated October 6, 2005, a copy of which is attached as Exhibit 1 to this Amendment No. 2.

         The business address of each Reporting Person is 888 Seventh Avenue, New York, New York 10019. Additional information about each Trustee and executive officer of Vornado is set forth in Schedule I, which was included in Amendment No. 1. All of the persons listed in Schedule I are citizens of the United States of America.

         (d) and (e). No Reporting Person, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended by adding the following three paragraphs at the end thereof:

         On September 30, 2005, Mr. Fascitelli was granted 534 restricted Common Shares pursuant to the GMH Communities Trust Equity Incentive Plan. The grant was approved by the Compensation Committee of the Issuer's Board of Trustees. Mr. Fascitelli holds these 534 restricted Common Shares for the benefit of Vornado Realty Trust. The shares vest in equal installments over three years.

         On October 4, 2004, Vornado Investments L.L.C. acquired 700,000 Common Shares in a public offering at a purchase price per share of $14.25. Vornado Investments acquired the Common Shares with working capital.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         Item 4 is hereby amended by adding the following paragraph at the end thereof:

         Except as disclosed herein, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons any of the persons listed in Schedule I, has any plans or proposals which relate to or which would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, as part of their ongoing evaluation of this investment, the Reporting Persons may formulate new plans or proposals which could relate to or which could result in one or more of the actions referred to in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended and restated in its entirety as follows:

         (a) and (b). See the rows numbered 7, 8, 9, 10, 11 and 13 on each of pages 2, 3, 4 and 5 above, which are incorporated herein by reference.

                               Page 6 of 9 Pages

         To the best knowledge of the Reporting Persons, except as disclosed herein, none of the persons listed on Schedule I beneficially own any Common Shares.

         Each Reporting Person hereby disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person.

         (c) Except as set forth above and as reported in Amendment No. 1, no transactions in the Common Shares were effected by the Reporting Persons during the past 60 days by the Reporting Persons, or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedule I hereto during the past 60 days.

         (d) No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person, except in the case of the Common Shares beneficially owned pursuant to the Warrant, VRLP and Vornado.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by adding the following paragraph at the end thereof:

         On September 27, 2005, Realty L.P. and CCA amended the Registration Rights Agreement, dated as of July 27, 2004, as amended (the "Registration Rights Agreement"), to provide that the 700,000 Common Shares acquired on October 4, 2005 would be entitled to the benefit of such Agreement.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 1 - Joint Filing Agreement, dated October 6, 2005, between Vornado Realty Trust, Vornado Realty L.P., Vornado CCA Gainesville, L.L.C., and Vornado Investments, L.L.C.(1)

         Exhibit 2 - Warrant, dated July 27, 2004, as amended, between Vornado Realty L.P., GMH Communities Trust and GMH Communities LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed October 29, 2004 (File No. 001-32290)).*

         Exhibit 3 - Registration Rights Agreement , dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.*

         Exhibit 4 - Amendment, dated as of November 2, 2004, to Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P.*

         Exhibit 5 - Letter Agreement, dated October 25, 2004, among Vornado Realty L.P., GMH Communities Trust, GMH Communities GP Trust, and GMH Communities LP.*

         Exhibit 6 - Amendment, dated as of September 27, 2005, to Registration Rights Agreement, dated as of July 27, 2004 by and among GMH Communities Trust, GMH Communities LP, GMH Communities GP, LLC, Gary M. Holloway, and Vornado Realty L.P. (incorporated by reference to Exhibit
         10.24 to Amendment No. 2 to the Issuer's Registration Statement on Form S-11 (file no. 333-128081), filed on September 28, 2005).

--------------------------------
(1) Filed herewith.

* Filed as an Exhibit attached to the Initial Schedule 13D.

                               Page 7 of 9 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of each Reporting Person, each Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:  October 12, 2005


                                          VORNADO REALTY TRUST

                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                          VORNADO REALTY L.P.

                                          By: Vornado Realty Trust,
                                              Its General Partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                          VORNADO CCA
                                          GAINESVILLE, L.L.C.



                                          By: Vornado Realty L.P.,
                                              Its Sole Member


                                          By: Vornado Realty Trust,
                                              Its General Partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                Page 8 of 9 Pages

                                          VORNADO INVESTMENTS L.L.C.



                                          By: Vornado Realty L.P.,
                                              Its Sole Member


                                          By: Vornado Realty Trust,
                                              Its General Partner


                                          By:  /s/ JOSEPH MACNOW
                                             Name: Joseph Macnow
                                             Title: Executive Vice President-
                                                    Finance and Administration,
                                                    Chief Financial Officer


                                Page 9 of 9 Pages